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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

STATE AUTO FINANCIAL CORPORATION

(Name of Subject Company (Issuer))

STFC ACQUISITION CORPORATION

and

Gregory Mark Shepard

(Name of Filing Persons (Offeror))

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

GREGORY MARK SHEPARD

STFC ACQUISITION CORPORATION

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$256,000,000	$20,710.40

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 8,000,000 the maximum number of shares of common stock, without par value, of State Auto Financial Corporation (the “Shares”) to be acquired in this tender offer and (b) the tender offer price of $32.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$20,710.40	Filing Parties:	STFC Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	August 20, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Combined Schedule TO and Schedule 13D

CUSIP No. 85570710500

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,000,000
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
2,000,000
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 20, 2003 (as amended or supplemented prior to the date hereof, the “Schedule TO”) by STFC Acquisition Corporation (“Purchaser”), and the Schedule 13D (Amendment #7) filed by Gregory M. Shepard on the same date. The Schedule TO relates to the offer by Purchaser and Gregory M. Shepard to purchase up to 8,000,000 shares of common stock, without par value (the “Common Shares” or the “Shares”), of State Auto Financial Corporation, an Ohio insurance holding company (the “Company”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to Items 1-13 of this Amendment No. 3 to Schedule TO. You should read this Amendment No. 3 to Schedule TO together with the Schedule TO filed August 20, 2003, as amended September 8, 2003 and September 22, 2003. This Amendment No. 3 to the Schedule TO is being filed on behalf of Purchaser and Mr. Shepard and relates to changes to Schedule TO made by Purchaser and Mr. Shepard.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and Purchaser, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of director’s decisions to reject the Offer.*

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STFC ACQUISITION CORPORATION

By:	/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard
Title:	Chairman, President and Secretary

/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and the Company, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of director’s decision to reject the Offer.*

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.

Items 1 through 13.

(1)	The facing page of the Offer to Purchase is hereby amended to read:

Offer to Purchase for Cash 8,000,000 Shares of Common Stock of State Auto Financial Corporation at $32.00 Net Per Common Share by STFC Acquisition Corporation and Gregory M. Shepard.

Conforming changes are hereby made to each of the Letter of Transmittal, Notice of Guaranteed Delivery, Form of Letter to Brokers, and Form of Letter to Clients. All references to the Offer to Purchase by STFC Acquisition Corporation therein are hereby amended to refer to the Offer to Purchase by STFC Acquisition Corporation and Gregory M. Shepard.

(2)	The Summary Term Sheet is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

This Summary Term Sheet is a brief summary of the material provisions of the Offer being made by STFC Acquisition Corporation, an Illinois corporation, and Gregory Mark Shepard, an Illinois individual, and is meant to help you understand the Offer.

(3)	The Section of the Offer to Purchase entitled “Introduction” is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

STFC Acquisition Corporation (“Purchaser”), an Illinois corporation, and Gregory Mark Shepard, an Illinois individual (“Shepard”), hereby offer to purchase 8,000,000 shares of common stock, no par value (the “Common Shares”), of State Auto Financial Corporation (the “Company”), an Ohio Corporation, at a price of $32.00 per Common Share, net to the seller in cash without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the “Offer”).

(4)	Item 8 of Schedule TO is hereby amended by adding the following:

Gregory M. Shepard currently owns 2,000,000 common shares of State Auto Financial Corporation. These shares represent 5.09% of the total common shares outstanding of State Auto Financial Corporation, as of June 30, 2003.

(5)	All references in the Offer to Purchase to payment by the Purchaser for properly tendered shares “as promptly as practical” are hereby replaced by the phrase “promptly after expiration.”

(6)	Section 2 of the Offer to Purchase entitled “Acceptance for Payment and Payment for Common Shares” is hereby amended by adding the following to the end of this Section:

Mellon Investor Services LLC will return any shares that are not accepted promptly after the expiration or termination of the Offer.

(7)	The Section of the Offer to Purchase entitled “Introduction” is hereby revised by adding the following to the end of the second paragraph under the subheading “The Minimum Condition”:

Purchaser will accept no more than 8,000,000 shares in the tender offer, but at least 8,000,000 shares must be tendered.

(8)	The Introduction of the Offer to Purchase is hereby revised by adding the following to the end of the second paragraph under the subheading “The Insurance Regulatory Approval Condition”:

If State Auto has agreed with the Offer and is cooperating and has agreed to issue the Surplus Notes, and if at least 8,000,000 shares have been tendered, Purchaser will extend the Offer to Purchase for six (6) months to permit the Form A regulatory approval process to occur with the various Departments of Insurance, and for the stockholders’ meeting to convene as required by Section 1701.831 of the Ohio Revised Code. Purchaser would reserve the right to extend the Offer to Purchase further if the stockholders’ meeting has not been convened by that time, or if the regulatory approvals are not granted by that time to permit the Insurance Departments to complete their work.

(9)	The Summary Term Sheet is hereby amended by adding the following sentence after the fifth sentence to the answer to the question, “If I believe Mr. Shepard Will Continue to Enhance Value for Shareholders after the Tender Offer is Consummated Should I Not Tender?”:

Of course there is no guarantee that Mr. Shepard will be able to maximize shareholder value or increase the per share price of the stock.

(10)	The Summary Term Sheet is hereby amended by adding the following to the end of the answer to the question “What is Mr. Shepard’s Business Plan for Running State Auto Financial Corporation and its Affiliates and its Subsidiaries after the Tender Offer is Consummated?”:

Once Mr. Shepard obtains control of State Automobile Mutual Insurance Corporation and State Auto Financial Corporation, he will immediately retain the services of a major investment banker to thoroughly analyze all strategic options including whether there are 1) any acquisition candidates in the independent distribution channel that would expand State Auto Financial Corporation’s market saturation, 2) any joint venture opportunities with other insurance companies to co-market or co-brand or co-underwrite various types of insurance products, 3) new lines of business that would take advantage of State Automobile Mutual Insurance Company’s and State Auto Financial Corporation’s strengths, 4) reallocations with respect to loss sharing, tax sharing and cost sharing that should be made, and 5) cost redundancies at the State Automobile Mutual Insurance Company level and State Auto Financial Corporation level that can be eliminated.

(11)	The Summary Term Sheet is hereby amended by deleting the third bullet point of the answer to the question “What Are The Most Important Conditions to the Offer?” and replacing it with the following:

Mr. Shepard and STFC Acquisition Corporation obtained all necessary board approvals from State Automobile Mutual Insurance Company and State Auto Financial Corporation to acquire control of State Auto Financial Corporation and its insurance subsidiaries and affiliates, and to approve the merger of STFC Acquisition Corporation with and into a subsidiary of State Automobile Mutual Insurance Company. The terms and conditions of the approvals must be satisfactory to Mr. Shepard and STFC Acquisition Corporation, in their reasonable discretion.

(12)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting subparagraph (f) in its entirety and replacing it with the following:

the Company and Shepard or Purchaser shall have reached an agreement or understanding that the Offer be terminated, or Shepard or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the entire Company by merger or similar business combination, or a purchase of all of the common shares outstanding, or a purchase of all or substantially all of the assets of the Company;

(13)	Section 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is hereby amended by adding the following sentence as the second sentence of the third to last paragraph of this Section:

On September 5, 2003, the date of the Offer to Purchase, the last reported sale price of the Common Shares on the NASDAQ Composite Tape was $24.93 per Common Share.

(14)	The Summary Term Sheet is hereby amended by adding the following sentence to the end of the answer to the question “If I Believe Mr. Shepard Will Continue To Enhance Shareholder Value For Shareholders After The Tender Offer Is Consummated Should I Not Tender?”:

Neither STFC Acquisition Corporation nor Mr. Shepard has received consent from the publishers of this publication to refer to it in this Offer to Purchase.

(15)	All references in the Offer to Purchase to the number of Common Shares owned by the non-affiliated public as stated as “12,993,928 is owned by the non-affiliated public” are hereby replaced with “10,993,928 shares owned by the non-affiliated public (excluding the 2,000,000 shares currently owned by Mr. Shepard)”.

(16)	The Summary Term Sheet is hereby amended by deleting the last two sentences of the answer to the question “What Is The Benefit Of The Offer To State Automobile Mutual Insurance Company?” and replacing it with the following:

We use $32.00 per share in our calculation because this will be the market price that willing sellers have sold shares to a willing buyer, assuming the Offer is completed. The closing stock price on May 28, 2003 (the day before Mr. Shepard made his first proposal) was $19.10 which would have valued State Automobile Mutual Insurance Company’s shares at a total market value of $502,051,503 and produced a statutory carrying value of $372 million, after applying a discount rate of 26%. As a result of the consummation of the Offer, State Automobile Mutual Insurance Company would post an increase to its policyholders surplus of $374 million as a result of the increase in the value of its State Auto Financial Corporation shares ($374 million (gain from Offer) = $746 million (carrying value immediately after the Offer) minus $372 million (carrying value as of May 28, 2003).

(17)	The Summary Term Sheet is hereby amended by deleting the first sentence of the answer to the question “What Are The Terms Of The Proposed Merger Between STFC Acquisition Corporation and State Automobile Mutual Insurance Company?” in its entirety and replacing it with the following:

It is a condition of the consummation of this offer that STFC Acquisition Corporation be merged into and with a wholly owned subsidiary of State Automobile Mutual Insurance Company, or that STFC Acquisition Corporation shall have entered into a definitive agreement or an agreement in principle to consummate such a merger.

(18)	The Summary Term Sheet is hereby amended by deleting the answer to the question “Are Dissenters’ Rights Available In Connection With The Offer?” in its entirety and replacing it with the following:

Based on a review of Ohio General Corporation Law (“OGCL”) Section 1701.84, STFC Acquisition Corporation believes that dissenters’ rights are not available in connection with the Offer or the Proposed Merger. As described above, State Automobile Mutual Insurance Company will form a wholly owned subsidiary (“Newco Subsidiary”) into which STFC Acquisition Corporation will merge. The Newco Subsidiary will be the surviving corporation in the merger. State Auto Financial Corporation will not be involved in the Proposed Merger. Thus, STFC Acquisition Corporation does not believe that the provisions of OGCL Section 1701.84 regarding dissenters’ rights apply to the shareholders of State Auto Financial Corporation because said shareholders will either have tendered their shares pursuant to the Offer or will remain as shareholders of State Auto Financial Corporation; but in any event will not be parties to a merger or an acquisition, and will not receive shares of another company in exchange for their shares.

(19)	The Summary Term Sheet is hereby amended by deleting the last two sentences to the answer to the question “If I Do Not Tender My Shares But The Offer Is Successful, What Will Happen To My Shares?” in their entirety and replacing them with the following:

Mr. Shepard intends to fully comply with the provisions of Section 1704.02 of the Ohio General Corporation Law relating to interested shareholders’ business combinations.

Basically, this law states that an ‘interested shareholder’, which is defined in Section 1704.01 as a person or entity who directly or indirectly is entitled to exercise or direct the exercise of 10% percent or more of the outstanding voting power of a corporation, cannot for a period of three years from the date the person becomes an interested shareholder vote on, and is prohibited from entering into, certain business combinations or other transactions between, in this case, State Auto Financial Corporation and the interested shareholder.

(20)	Section 1 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date” is hereby amended by deleting subparagraphs (i) and (ii) of the fourth paragraph in their entirety and replacing them with the following:

(i) delay acceptance for payment of, or, regardless of whether such common shares were theretofore accepted for payment, payment for, any Common Shares pending receipt of any regulatory approvals specified in Section 15, (ii) terminate the Offer and not accept for payment any Common Shares if any of the governmental approvals referred to in Section 14 have not been satisfied;

(21)	Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Company” is hereby amended by deleting the references to the Securities and Exchange Commission regional offices in Chicago and New York.

(22)	Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Shepard” is hereby amended to delete the phrase “Except as set forth in this Offer to Purchase”, from the first sentence of the last three paragraphs of this Section. After the deletion of this phrase, each of the last three paragraphs shall begin with the next word.

(23)	Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended by deleting the phrase “and approval” after the phrase “satisfactory SEC review” in subparagraph (ix) of the last paragraph of this Section.

(24)	The Offer to Purchase is hereby amended, wherever appropriate, to indicate that in the event STFC Acquisition Corporation proposes to reduce the consideration, it will extend the offer for at least ten (10) days.

(25)	The Offer to Purchase, Letter of Transmittal, Form of Letter to Brokers, and Form of Letter to Clients are each hereby amended, wherever appropriate, to revise all references indicating that the offer is subject to actions occurring or not occurring that are in the “sole discretion” or “sole judgment” of STFC Acquisition Corporation or Mr. Shepard, that such references shall instead read the “reasonable discretion” or “reasonable judgment” of STFC Acquisition Corporation or Mr. Shepard, as the case may be.

(26)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by adding the following to the end of the introductory paragraph:

(but in no event shall conditions of the Offer, other than those relating to necessary government approvals or statutorily required stockholders’ meetings, be asserted after the expiration of the Offer)

(27)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting subparagraph (a)(vi) in its entirety, and renumbering so that subparagraph (vii) becomes (vi), and subparagraph (viii) becomes (vii).

(28)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting subparagraph (c) in its entirety and replacing it with the following:

(c) intentionally deleted;

(29)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting subsection (iv) of subparagraph (d) in its entirety and renumbering the immediately following subsections accordingly so that subparagraph (v) becomes (iv) and subparagraph (vi) becomes (v).

(30)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting the first sentence of subparagraph (h) in its entirety and replacing it with the following:

Shepard or Purchaser shall not have obtained any waiver, consent, extension, approval from any governmental authority or agency which in their reasonable judgment is necessary to consummate the Offer; which, and the reasonable judgment of Shepard or Purchaser in any such case, makes it inadvisable to proceed with the Offer.

(31)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting the first sentence of the last paragraph and replacing it with the following:

The foregoing conditions are for the sole benefit of Shepard and Purchaser and may be asserted by Shepard or Purchaser in their reasonable discretion, or may be waived by Shepard or Purchaser in their reasonable discretion in whole or in part at any time and from time to time.

(32)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting subparagraph (i) in its entirety and replacing it with the following:

State Auto shall not have agreed to issue the Surplus Notes, with terms and conditions specified in Section 10 above. In particular, State Auto shall not have agreed to issue for sale the Surplus Notes with an effective yield of up to 10% and having a term of two years.

(33)	Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:

The forgoing conditions may be asserted by Shepard or Purchaser in their reasonable discretion, or may be waived by Shepard or Purchaser in their reasonable discretion in whole or in part at any time and prior to the expiration of the Offer; only required governmental approvals may be asserted as conditions after the expiration of the Offer.

(34)	Exhibit (a)(1)(B), “Letter of Transmittal”, is hereby amended by deleting Instruction 8 in its entirety and replacing it with the following:

The conditions of the Offer may be waived, in whole or in part, by Shepard or Purchaser, in their reasonable discretion at any time and from time to time, in the case of any Common Shares tendered, provided that no condition may be asserted after the expiration of the Offer, other than those relating to necessary governmental approvals. In addition, to the extent Shepard or Purchaser waives a condition with respect to one tender of Common Shares, Shepard or Purchaser will waive that condition for all other tenders as well.

(35)	A new Item 13 is hereby added to Schedule TO, which shall read “Not applicable.”